Filed Under Rule 424(b)(3)

Registration File

No. 333-24705 and 33-49801

SUPPLEMENT TO PROSPECTUS DATED APRIL 30, 1999

CONSTELLATION ENERGY GROUP, INC.

SHAREHOLDER INVESTMENT PLAN

This prospectus supplement should be attached to your plan prospectus dated April 30, 1999.

Constellation Energy Group, Inc.’s Shareholder Investment Plan (the plan) is being revised effective November 1, 2003 to:

➢	change the name and address of the administrator of the plan,

➢	add a website address and Interactive Voice Response (IVR) number to access account information,

➢	set forth revised fees, and

➢	increase the frequency of processing the following requested transactions:

➢	optional cash investments,

➢	sales and

➢	withdrawals.

Supplement Dated: October 24, 2003

THE REVISED PLAN PROVISIONS ARE DETAILED BEGINNING BELOW. ONLY THOSE SECTIONS OF THE PROSPECTUS WHICH HAVE BEEN MODIFIED ARE SET FORTH IN THIS SUPPLEMENT.

WHO ADMINISTERS THE PLAN

American Stock Transfer & Trust Company (AST) has been appointed to administer the plan, maintain the records, distribute statements and act as the independent agent for the plan to purchase and sell shares for plan participants. The new address and telephone number for the plan are as follows:

U.S. mail correspondence to:	Overnight delivery packages to:
American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
P.O. Box 922	Shareholder Services
Wall Street Station	59 Maiden Lane
New York, NY 10269-0560	New York, NY 10038

Telephone: 1-800-258-0499 (Calls are answered Monday through Thursday from 8:00 a.m. to 7:00 p.m., and on Friday from 8:00 a.m. to 5:00 p.m., eastern time. The IVR system is available 24 hours a day, 7 days a week).

Website address:	www.amstock.com (to access your plan account).

COMMON QUESTIONS ABOUT THE PLAN

4. May I deposit my common stock in the plan?

Yes. You may deposit your common stock with the plan administrator for a fee. Refer to PLAN COSTS for a description of plan transaction fees.

5. Will my dividends and optional cash investments be fully invested in common stock?

Your dividends and optional cash investments, net of any transaction fees listed under PLAN COSTS, will be used to purchase additional common stock. Your plan account will be credited with whole shares and a fractional share (rounded to three decimal places). If you close your account, the fractional share will be paid out to you in cash.

9. When are optional cash investments credited to my account?

Optional cash investments will be credited to your account within five business days after receipt.

10. Are there brokerage commissions and fees for buying or selling shares through the plan?

Yes. Brokerage commissions and transaction fees are charged on shares bought or sold in the open market. These fees are based on the number of shares bought or sold and the price per share. Currently, brokerage commissions and related fees are expected to be no more than 12 cents per share. When the plan buys shares directly from Constellation Energy, there are no brokerage commissions or related fees.

11. Are there any other fees for buying and selling shares through the plan?

Yes. For a listing of charges for plan transactions see PLAN COSTS.

12. When will I receive an account statement?

The plan administrator will send you a statement every time there is activity in your plan account. Activity in your plan account includes when:

•	a dividend is reinvested for you,

•	you send in an optional cash investment,

•	you deposit shares under the custodial feature of the plan, or

•	you withdraw or transfer shares.

In addition, you will receive an annual statement in January detailing all account activity during the prior year. Please keep your statements. You will need them for tax purposes.

14. Will the plan administrator issue a stock certificate for the shares in my account?

Yes. The plan administrator will issue you a stock certificate if you request to receive one either on-line at www.amstock.com or by sending them a written request. They cannot issue a certificate for a fractional share.

16. Are Constellation Energy dividends taxable income?

Yes. Dividends are taxable income whether reinvested or paid in cash. The plan administrator will send you an IRS Form 1099-DIV each January showing your dividend income for the previous year.

19. Is interest paid on any cash held by the plan prior to investment?

No. The plan administrator does not pay interest on any funds held prior to investment. Investments in the plan are processed within five business days after receipt.

HOW TO JOIN THE PLAN

You may join the plan at any time by enrolling on-line at www.amstock.com or by completing and returning an authorization form, which you may obtain on-line at www.amstock.com or by contacting the plan administrator.

To join the plan you may choose from the following:

•	Full reinvestment - all dividends, both on your certificated shares and your plan shares, are reinvested.

•	Partial Reinvestment - only dividends on your plan shares are reinvested,

•	Making optional cash investments of up to $100,000 per calendar year (minimum is $25 per investment) to purchase additional common stock for your account, and/or

•	Depositing your common stock certificates into the plan.

REINVESTING DIVIDENDS

Reinvest All or Part of Your Dividends

The following dividend reinvestment options are available to you:

•	Full reinvestment - all dividends, both on your certificated shares and your plan shares, are reinvested, or

•	Partial Reinvestment - only dividends on your plan shares are reinvested.

Any dividends not reinvested will be paid out to you or, if authorized, electronically deposited into your bank account. You may authorize electronic deposit of your dividends on-line at www.amstock.com or by contacting the plan administrator for an authorization form.

You may NOT elect to reinvest dividends on only a specific number of shares, or a percentage of your dividend amount, or on a specific dollar amount.

When Are Dividends Reinvested

Please note that the amount of any dividends reinvested will be reduced by any amount which is required to be withheld under applicable tax or other law, and by the applicable transaction fees listed in the chart under PLAN COSTS.

CHANGING YOUR REINVESTMENT ELECTION

You may change your reinvestment election by accessing your account on-line at www.amstock.com or by contacting the plan administrator for an authorization form.

OPTIONAL CASH INVESTMENTS

How to Make

You may make your first optional cash investment on-line at www.amstock.com, or by sending your investment amount with your dividend reinvestment authorization form or with written instructions, including your account number to the plan administrator. If you are already a participant, optional cash investments may be made on-line at www.amstock.com, or by sending your investments with the tear-off portion of your account statement or a purchase transaction advice that was mailed to you after a purchase is completed. Send your investments by check or money order payable to American Stock Transfer & Trust Company. All checks are subject to collection and must be in U.S. dollars. DO NOT SEND CASH.

Automatic Monthly Investments

You may authorize automatic monthly optional cash investments for a specified dollar amount, paid for by automatic withdrawal from your U.S. bank account by electronic funds transfer. Your authorization can be made when you complete your dividend reinvestment authorization form either on-line at www.amstock.com or by contacting the plan administrator for an appropriate form. To terminate automatic monthly optional cash investments, you must send signed instructions to the plan administrator.

Your optional cash investments will be reduced by the applicable transaction fee listed in the chart under PLAN COSTS, prior to the purchase of shares for your account.

When Investments Are Made

Your optional cash investments may be invested daily, but in any event, not later than five business days after receipt. The date on which shares are purchased with your investment is called the Investment Date. Interest will not be paid on funds pending investment.

Automatic monthly optional cash investments will be withdrawn from your U.S. bank account on the 10th day of each month (or the following business day if the 10th is not a business day).

Refunds

The plan administrator will return your optional cash investment, if prior to the funds being invested they receive notification from you in writing that you want your funds returned. Once stock is purchased for your account with your optional cash investment, no refund will be made. You will have to withdrawal the shares purchased from the plan or terminate your plan participation.

Checks Returned By the Bank as “Unpaid”

If the check you submitted for investment is returned by the bank as unpaid, your account will immediately be charged a $20.00 fee. The plan administrator will resell the shares purchased and liquidate additional shares as necessary to reimburse itself for any fees or loss incurred when selling the shares from your account.

PURCHASES AND SALES OF SHARES

Price for Shares Bought or Sold on the Open Market

Purchase Price – The purchase price will be the weighted average price per share (plus brokerage commissions and fees) of the total number of shares purchased either with reinvested dividends or with optional cash investments for an investment date. Purchases may be made daily, but in any case, at least four times a month. Currently, brokerage commissions and fees are expected to be no higher than 12 cents per share.

The number of shares of common stock credited to your plan account on a particular investment date (including a fractional share rounded to three decimal places) will be determined by dividing the total amount of your dividends or optional cash investments, less any applicable transaction fees (see PLAN COSTS), divided by the purchase price per share.

Sales Price – The sales price will be the weighted average price per share (less brokerage commissions and fees) of the total number of shares sold. Usually, sale transactions are processed daily. Currently, the brokerage commissions and fees are expected to be no higher than 12 cents per share. In addition, you will be charged a $15 processing fee for each sale you request from your plan account. The shares held in your plan account, together with all other shares held in the plan, are represented by one or more global certificates registered in American Stock Transfer’s name as administrator of the plan.

CUSTODY OF SHARES

You may take advantage of the custodial feature of the plan at any time for a fee (see PLAN COSTS). To deposit your common stock certificates into the plan send the plan administrator the certificates, together with:

•	a check or money order made payable to American Stock Transfer & Trust Company for the appropriate fee (see PLAN COSTS), and

•	a completed authorization form which you may obtain on-line at www.amstock.com or from the plan administrator.

Any certificates you send to the plan administrator for deposit should be sent UNSIGNED to the appropriate address indicated on the cover of this supplement. Since your stock certificates are valuable we urge you to use registered, insured mail when mailing your certificates. Replacing lost certificates may require you to purchase a surety bond, which can be expensive generally 2% of the value of the lost shares.

Other Provisions of the Custody Feature

When you use the custody feature of the plan, you join the plan and may elect to use any of its features. For example, you can elect to receive cash dividends or reinvest the dividends on the shares held in your plan account as directed on your authorization form.

The certificates you deposit with the plan administrator will be transferred into the plan administrator’s name as custodian, and the number of shares represented by those certificates will be credited to your plan account. Thereafter, those shares will be treated in the same manner as any other shares held in your plan account.

WITHDRAWALS FROM THE PLAN

Except as noted below, this section of your prospectus remains the same. The changes include:

•	You may withdraw all or a portion of the whole shares held in you plan account at any time on-line at www.amstock.com or by completing the tear-off portion of one of your account statements.

•	Withdrawal requests should be sent to the plan administrator at the appropriate address on the cover of this supplement.

•	Generally, withdrawals are processed daily.

EFFECT OF WITHDRAWALS AND TRANSFERS

Your reinvestment election will not change unless you specifically elect to make a change by accessing your account on-line at www.amstock.com or by contacting the plan administrator for an authorization form.

You may NOT elect to reinvest dividends on only a specific number of shares, or a percentage of your dividend amount, or on a specific dollar amount.

TERMINATING PARTICIPATION

By You

Except as noted below, this section of your prospectus remains the same. The changes include:

•	You may terminate your participation in the plan at any time on-line at www.amstock.com or by completing the tear-off portion of one of your account statements.

•	Termination requests should be sent to the plan administrator at the appropriate address on the cover of this supplement.

•	Generally, terminations are processed daily.

•	There is a $15.00 transaction fee for terminating plan participation (see PLAN COSTS).

PLAN REPORTS

The plan administrator will not mail you an account statement after you terminate your plan participation.

PLAN COSTS

The following is a list of the brokerage commissions and fees, together with the transaction fees associated with plan participation. You are not charged brokerage commissions on shares of common stock purchased directly from Constellation Energy.

Brokerage commissions and related fees are expected to be no higher than 12 cents a share for shares purchased and sold in the open market for participants.

Transaction fees (per transaction):

•	Reinvestment of dividends = 2% of your dividend payment up to a maximum of $2.50

•	Optional cash investments = $2.50

•	Custody of certificated shares = $7.50 (if a sale is not also requested)

•	Sale of shares = $15.00

•	Termination of account = $15.00

WHERE YOU CAN FIND MORE INFORMATION

You may obtain a copy of our annual, quarterly and current reports, proxy statements and other information filed with the Securities and Exchange Commission by writing us at:

Investor Relations

Constellation Energy Group - 16th Floor

750 E. Pratt Street

Baltimore, MD 21202-3106

or by visiting our website at www.constellation.com

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